UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2014

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

84, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A .

Preliminary Operating Results for Fiscal Year 2013

On February 7, 2014, KB Financial Group Inc. (“KB Financial Group”) held an earnings conference and released its preliminary operating results for fiscal year 2013. The following tables reflect the key figures released during the conference. The presentation materials for the conference, which contain further details, are available at KB Financial Group’s website (http://www.kbfg.com).

The preliminary figures presented herein are based on the International Financial Reporting Standards as adopted by the Republic of Korea (“K-IFRS”) and are currently being audited by our independent auditors and are subject to change.

1.	Operating results of KB Financial Group (Consolidated)

(Won in millions, %)		4Q 2013	3Q 2013	% Change Increase (Decrease) (Q to Q)	4Q 2012*	% Change Increase (Decrease) (Y to Y)
Operating revenue**	Specified Quarter	5,361,429	5,055,184	6.06	6,010,999	(10.81)
	Cumulative	22,597,188	17,235,759	—	25,395,465	(11.02)
Net operating profit	Specified Quarter	487,817	584,548	(16.55)	273,744	78.20
	Cumulative	2,056,725	1,568,908	—	2,432,198	(15.44)
Profit before income tax	Specified Quarter	398,412	575,473	(30.77)	171,996	131.64
	Cumulative	1,845,024	1,446,612	—	2,298,644	(19.73)
Profit for the period	Specified Quarter	281,503	426,567	(34.01)	115,112	144.55
	Cumulative	1,286,243	1,004,740	—	1,740,133	(26.08)
Profit attributable to shareholders of the parent company	Specified Quarter	281,503	426,567	(34.01)	110,374	155.04
	Cumulative	1,283,047	1,001,544	—	1,731,034	(25.88)

*	The figures have been restated to reflect adjustments resulting from retrospective application of the amendments to K-IFRS that are effective for the financial year beginning on or after January 1, 2013.
**	Represents the sum of interest income, fee and commission income, gain on financial assets/liabilities at fair value through profit or loss, and other operating income.

2.	Operating results of Kookmin Bank (Consolidated)

(Won in millions, %)		4Q 2013	3Q 2013	% Change Increase (Decrease) (Q to Q)	4Q 2012	% Change Increase (Decrease) (Y to Y)
Operating revenue**	Specified Quarter	4,095,114	3,869,788	5.82	4,801,724	(14.72)
	Cumulative	17,461,406	13,366,292	—	19,421,893	(10.09)
Net operating profit	Specified Quarter	381,906	416,215	(8.24)	133,678	185.69
	Cumulative	1,467,855	1,085,949	—	1,952,204	(24.81)
Profit before income tax	Specified Quarter	275,323	406,265	(32.23)	81,506	237.79
	Cumulative	1,241,344	966,021	—	1,882,477	(34.06)
Profit for the period	Specified Quarter	195,691	301,887	(35.18)	53,697	264.44
	Cumulative	842,257	646,566	—	1,440,123	(41.51)
Profit attributable to shareholders of the parent company	Specified Quarter	195,691	301,887	(35.18)	53,651	264.75
	Cumulative	842,173	646,482	—	1,439,754	(41.51)

*	The figures have been restated to reflect adjustments resulting from retrospective application of the amendments to K-IFRS that are effective for the financial year beginning on or after January 1, 2013.
**	Represents the sum of interest income, fee and commission income, gain on financial assets/liabilities at fair value through profit or loss, and other operating income.

Report of Change in Revenue or Profit of More than 15% (KB Financial Group)

On February 7, 2014, KB Financial Group reported changes in its revenue and profit, each on a consolidated basis, as described below.

Key Details	(Won in thousands, %)

	FY 2013	FY 2012*	Change (Amount)	Change (%)
Revenue and Profit
- Operating revenue**	22,597,187,932	25,395,464,517	(2,798,276,585)	(11.0)
- Net operating profit	2,056,724,921	2,432,198,435	(375,473,514)	(15.4)
- Profit before income tax	1,845,023,501	2,298,643,717	(453,620,216)	(19.7)
- Profit attributable to shareholders of the parent company	1,283,047,224	1,731,033,767	(447,986,543)	(25.9)
Other Financial Data
- Total assets	291,867,888,775	285,751,055,648
- Total liabilities	266,192,519,449	260,987,913,445
- Shareholders’ equity	25,675,369,326	24,763,142,203
- Capital stock	1,931,758,465	1,931,758,465
- Shareholders’ equity/capital stock ratio (%)	1,329.1%	1,281.9%

*	The figures have been restated to reflect adjustments resulting from retrospective application of the amendments to K-IFRS that are effective for the financial year beginning on or after January 1, 2013.
**	Represents the sum of interest income, fee and commission income, gain on financial assets/liabilities at fair value through profit and loss, and other operating income.
-	The decreases in operating revenue and profit were primarily due to decreases in operating revenue and profit of Kookmin Bank, a wholly-owned subsidiary of KB Financial Group.
-	The preliminary figures presented above are based on K-IFRS and are currently being audited by our independent auditors and are subject to change.

Declaration of Cash Dividends by KB Financial Group Inc.

On February 7, 2014, the board of directors of KB Financial Group passed a resolution to declare a cash dividend of KRW 500 per common share (total dividend amount: KRW 193,175,846,500), subject to shareholder approval. The record date is December 31, 2013, and in accordance with the Korean Commercial Code, the payment for such dividends (which is subject to change pending shareholder approval) is expected to be made within one month following shareholder approval at the annual general meeting of shareholders of KB Financial Group, which is expected to be held on March 28, 2014.

The contents of the above declaration remain subject to change pending approval at the annual general meeting of shareholders and the results of the audit by our independent auditors.

The total number of common shares that are eligible for payment of dividends is 386,351,693 shares.

Report of Change in Revenue or Profit of More than 15% (Kookmin Bank)

On February 7, 2014, KB Financial Group reported changes in the revenue and profit of Kookmin Bank, a wholly-owned subsidiary of KB Financial Group, each on a consolidated basis, as described below.

Key Details	(Won in thousands, %)

	FY 2013	FY 2012*	Change (Amount)	Change (%)
Revenue and Profit
- Operating revenue**	17,461,406,989	19,421,893,206	(1,960,486,217)	(10.09)
- Net operating profit	1,467,854,867	1,952,203,945	(484,349,078)	(24.81)
- Profit before income tax	1,241,344,213	1,882,476,950	(641,132,737)	(34.06)
- Profit attributable to shareholders of the parent company	842,173,209	1,439,754,074	(597,580,865)	(41.51)
Other Financial Data
- Total assets	265,288,674,809	261,046,853,216
- Total liabilities	244,648,822,496	241,029,294,944
- Shareholders’ equity	20,639,852,313	20,017,558,271
- Capital stock	2,021,895,580	2,021,895,580
- Shareholders’ equity / capital stock ratio (%)	1,020.82	990.04

*	The figures have been restated to reflect adjustments resulting from retrospective application of the amendments to K-IFRS that are effective for the financial year beginning on or after January 1, 2013.
**	Represents the sum of interest income, fee and commission income, gain on financial assets/liabilities at fair value through profit and loss, and other operating income.
-	The decreases in operating revenue and profit were primarily due to (i) a decrease in interest income mainly attributable to a decrease in Kookmin Bank’s net interest margin and (ii) a decrease in non-interest income resulting from a decline in fee and commission income and certain one-off items.
-	The preliminary figures presented above are based on K-IFRS and are currently being audited by Kookmin Bank’s independent auditors and are subject to change.

Declaration of Cash Dividends by Kookmin Bank

On February 6, 2014, the board of directors of Kookmin Bank, a wholly-owned subsidiary of KB Financial Group, passed a resolution to declare a cash dividend of KRW 392 per common share (total dividend amount: KRW 158,516,613,472), subject to shareholder approval. The record date is December 31, 2013, and in accordance with the Korean Commercial Code, the payment for such dividends (which is subject to change pending shareholder approval) is expected to be made within one month following shareholder approval at the annual general meeting of shareholders of Kookmin Bank, which is expected to be held on March 27, 2014. The entire dividend amount is to be paid to KB Financial Group, which holds all of the common shares of Kookmin Bank.

The contents of the above declaration remain subject to change pending approval at the annual general meeting of shareholders of Kookmin Bank and the results of the audit of Kookmin Bank by its independent auditors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: February 7, 2014	By: /s/ Woong-Won Yoon
(Signature)

	Name:	Woong-Won Yoon
	Title:	Deputy President & CFO